ANUHCO, INC.
                     REPORT TO SHAREHOLDERS
                       THIRD QUARTER 1995

    Third quarter 1995 consolidated net income from continuing operations was $947,000 or $0.13 per share on revenue of $24.7 million, as compared with third quarter 1994 consolidated net income from continuing operations of $1,523,000 or $0.20 per share on revenue of $24.9 million.
    As we reported to you in prior quarters, 1995 has been a difficult year for the trucking industry and for Crouse Cartage Company, Anuhco's general commodities motor carrier. Crouse Cartage had third quarter operating income of $675,000 on revenue of $23.6 million; compared to 1994 operating income of $1.7 million on revenue of $24.9 million. The decline in third quarter 1995 operating income is primarily due to Crouse Cartage's strong results achieved following the teamsters union strike against certain competitors in April 1994, when the company's freight volumes increased nearly 30% with minimal discount pressure due to a lack of capacity within the industry at the time. While Crouse Cartage has maintained much of the additional freight volumes after the strike, a softening economy and competitive market pressures on freight rates, as well as a contractual increase in labor costs, effective April 1, 1995, adversely impacted third quarter 1995 operating results.
    Anuhco completed the acquisition of Agency Premium Resource, Inc. ("APR"), an insurance premium finance company headquartered in Overland Park, Kansas on May 31, 1995. The operations of APR were included in consolidated results beginning June 1, 1995. In the third quarter of 1995, APR generated operating income of $156,000 on revenues of $1 million. In addition to this operational change, Anuhco recorded a significant increase in interest income in the third quarter 1995 on the company's strong cash and investment position of approximately $33 million at September 30, 1995. Such additional income was partially offset by a 20% provision for income taxes. No provision for taxes was required in 1994.
     In other news, on August 29, 1995, Harold C. Hill and Timothy
P. O'Neil, President of Anuhco, were added to the Board of Directors. Harold is a former partner with Arthur Andersen LLP, having retired from the firm in 1993 after more than 35 years of providing audit and financial consulting services to transportation and financial services companies. Harold was the partner in charge of the Kansas City office's transportation, financial services and government practices. Harold also served as National Technical Coordinator for the firm's trucking industry practice group.
Harold most recently served as President of the American Waterskiing Association which is a member of the U. S. Olympic Committee. During the third quarter, the Company's stock buyback program has been active, with a total of 417,100 shares, 5.5% of total outstanding, acquired and held in treasury at a total cost of approximately $3.5 million. Anuhco continues to consider potential acquisitions which would complement it's operations.

/s/ Timothy P. O'Neil             /s/ Roy R. Laborde
Timothy P. O'Neil,                Roy R. Laborde,
President                         Chairman
November 8, 1995

             UNAUDITED SUMMARY FINANCIAL STATEMENTS
              (in thousands, except per share data)
                CONSOLIDATED STATEMENTS OF INCOME
        Third Quarter and Nine Months Ended September 30
                                Third Quarter    Nine Months
                                1995     1994    1995   1994
Operating Revenue............. $24,651 $24,913 $73,851 $71,271
Operating Expenses............  23,967  23,472  71,716  67,251
Operating Income..............     684   1,441   2,135   4,020
Non-Operating Income..........     500      82   1,635     130
Income Before Income Taxes....   1,184   1,523   3,770   4,150
Income Tax Provision..........     237    -0-      754    -0-
Income from Continuing
  Operations..................     947   1,523   3,016   4,150
Income from Discontinued
  Operations..................    -0-     -0-     -0-    1,250
Net Income....................  $  947 $ 1,523 $ 3,016 $ 5,400
Income Per Share-
  Continuing Operations.......  $0.13  $0.20   $0.40   $0.55
  Discontinued Operations.....   0.00   0.00    0.00    0.16
     Total....................  $0.13  $0.20   $0.40   $ 0.71
Average Common Shares
  Outstanding.................  7,392  7,544   7,500   7,543

                   CONSOLIDATED BALANCE SHEETS
                                   09/30/95     12/31/94
                 ASSETS
Current Assets.................    $ 66,150    $ 69,011
Operating Property (net).......      16,617      14,417
Intangibles and Other Assets...       3,316       1,344
                                   $ 86,083    $ 84,772
  LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities...........     $  9,173    $  7,353
Shareholders' Equity..........       76,910      77,419
                                   $ 86,083    $ 84,772
Book Value Per Share..........     $ 10.77     $ 10.25

   9393 West 110th Street  Suite 100  Overland Park, KS  66210
                         (913)-451-2800